UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE: Decision on Share Exchange

Woori Financial Group Inc. (“WFG”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) solely for the purpose of amending the Report of Foreign Private Issuer on Form 6-K previously furnished on April 24, 2026 under the title “Decision on Share Exchange” as amended by the amendment to the Form 6-K furnished on April 29, 2026 (the “Original Report”).

The Original Report provided an English language summary of a Report of a Material Event filed by WFG with the Korea Exchange on April 24, 2026, as amended by an Amended Report of a Material Event filed by WFG with the Korea Exchange on April 29, 2026.

On May 14, 2026, WFG filed with the Korea Exchange a further Amended Report of a Material Event. To reflect the amendments made in such filing with the Korea Exchange, this Amended Report amends the numbered paragraph 17 of the Original Report as follows:

Original Report	Amended Report

17. Other matters relating to investment decision

B. As WFG will proceed with the Share Exchange as a small-scale share exchange in accordance with Article 360-10 of the KCC, an approval of the board of directors for the Share Exchange may substitute for the approval of a general meeting of shareholders. Tongyang, on the other hand, will obtain the approval of an extraordinary meeting of shareholders, as the company does not satisfy the requirements for simplified share swaps, as set forth in Article 360-9 of the KCC.

17. Other matters relating to investment decision

B. As WFG will proceed with the Share Exchange as a small-scale share exchange in accordance with Article 360-10 of the KCC, an approval of the board of directors for the Share Exchange may substitute for the approval of a general meeting of shareholders; provided, however, if the holders of at least 20% of the total number of issued shares of WFG’s common stock submit written notices of dissent opposing the small-scale share exchange, then WFG cannot substitute the approval of a general meeting of shareholders with an approval of the board of directors, and such event may constitute grounds for terminating or amending the Share Exchange Agreement under its terms. However, as of May 14, 2026, the period for submitting the above-described written notices of dissent (which period ran from May 6, 2026 to May 13, 2026) had ended, and the aggregate number of shares held by dissenting shareholders was 4,396,004 shares, or 0.6% of the total number of the issued shares of WFG’s common stock, which was 734,076,320 shares. As such percentage did not reach 20% of the total number of issued shares of WFG’s common stock, the Share Exchange will proceed as a small-scale share exchange as originally planned. Tongyang, on the other hand, will obtain the approval of an extraordinary meeting of shareholders, as the company does not satisfy the requirements for simplified share swaps, as set forth in Article 360-9 of the KCC.

C. As a NYSE-listed company, WFG has registered its common shares and American Depository Receipts (“ADRs”) with the SEC. The Share Exchange, therefore, must comply with not only domestic laws and regulations but also the SEC’s procedural and filing requirements. With respect to the Share Exchange, WFG expects to file a Form F-4 with the SEC, which the SEC may review at its own discretion before declaring it effective. Accordingly, depending on the length of the SEC’s review period, the record date for determining the shareholders with voting rights of WFG and Tongyang and other major schedules may be subject to change.

C. As a NYSE-listed company, WFG has registered its common shares and American Depository Receipts (“ADRs”) with the SEC. The Share Exchange, therefore, must comply with not only domestic laws and regulations but also the SEC’s procedural and filing requirements. As of May 6, 2026, which was the applicable record date, the total number of Tongyang’s common shares held by U.S. holders as a percentage of Tongyang’s total issued and outstanding shares (excluding shares held by WFG) was below 10%. Therefore, WFG expects the Share Exchange to qualify for, and rely on, the applicable exemption under Rule 802 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), from the registration requirements of the Securities Act. Accordingly, WFG plans to furnish a Form CB with the SEC instead of filing a registration statement on Form F-4, which had previously been contemplated.

G. [New addition at the bottom of the paragraph]

G. Note: Pursuant to Article 14(3)-1 of the Share Exchange Agreement, if the holders of at least 20% of WFG’s total issued shares of common stock submit written notices of dissent opposing the small-scale share exchange in accordance with Article 360-10(5) of the KCC and Article 62-2(2) of the FHCA, then the parties may terminate the Share Exchange Agreement through mutual written consent. However, as of May 14, 2026, the period for submitting the above-described written notices of dissent (which period ran from May 6, 2026 to May 13, 2026) had ended, and the aggregate number of shares held by dissenting shareholders was 4,396,004 shares, or 0.6% of the total number of the issued shares of WFG’s common stock, which was 734,076,320 shares. As such percentage did not reach 20% of the total number of issued shares of WFG’s common stock, termination or amendment of the Share Exchange Agreement pursuant to Article 14(3)-1 is no longer possible.

L.  The matters noted above and the related timeline are subject to change by agreement between the parties to the Share Exchange Agreement in the event such matters as governmental approval and permits, including any required permission, approvals or filings related to supervisory authorities, review of securities registration statements (including the securities registration statements to be filed in Korea and the U.S. (Form F-4)) arise, and modification of schedules for the Share Exchange procedure become reasonably necessary. The authority to agree on such amendment is delegated to the representative directors of the parties thereto.

L.  The matters noted above and the related timeline are subject to change by agreement between the parties to the Share Exchange Agreement in the event such matters as governmental approval and permits, including any required permission, approvals or filings related to supervisory authorities or review of securities registration statements arise, and modification of schedules for the Share Exchange procedure become reasonably necessary. The authority to agree on such amendment is delegated to the representative directors of the parties thereto.

All other information in the Original Report remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 14, 2026	By: /s/ Seong Min Kwak
(Signature)

Name: Seong Min Kwak
Title: Deputy President

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